UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of March 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1Stock Exchange announcement dated 1 March 2022 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 3 March 2022 entitled ‘Notification of cessation of +securities’
99.3Stock Exchange announcement dated 3 March 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.4Stock Exchange announcement dated 4 March 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.5Stock Exchange announcement dated 4 March 2022 entitled ‘TR-1 Standard form for notification of major holdings’
99.6Media Release dated 7 March 2022 entitled ‘Rio Tinto donates A$1.5 million to Queensland and New South Wales flood relief and recovery efforts’
99.7Stock Exchange announcement dated 7 March 2022 entitled ‘TR-1 Standard form for notification of major holdings’
99.8Stock Exchange announcement dated 8 March 2022 entitled ‘2022 Rio Tinto Limited proxy form’
99.9Stock Exchange announcement dated 8 March 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.10Media Release dated 9 March 2022 entitled ‘Rio Tinto and global mining unions hold biannual summit’
99.11Media release dated 14 March 2022 entitled ‘Rio Tinto welcomes moves to strengthen cultural heritage protection’
99.12Stock Exchange announcement dated 25 March 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.13Stock Exchange announcement dated 29 March 2022 entitled ‘Rio Tinto completes acquisition of Rincon lithium project’
99.14Stock Exchange announcement dated 29 March 2022 entitled ‘Rio Tinto commissions new aluminium remelt furnace at Laterriere Plant’
99.15Stock Exchange announcement dated 30 March 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 April 2022	Date	1 April 2022